Exhibit 99.1

Wix Announces Streamlined Approval Process for Share Repurchase Programs
Following Amendments to Israeli Regulations

NEW YORK, March 18, 2024 -- Wix.com Ltd. (Nasdaq: WIX) (“Wix, “we,” “our” or the “Company”), today announced amendments to the Israeli Companies Regulations (Relief for Public Companies Whose Securities are Traded on Stock Exchanges Outside of Israel, 5760-2000), (the “Relief Regulations”) which eliminate, subject to certain conditions, the requirement to obtain mandatory Israeli court approval for share repurchases for companies that were otherwise required to obtain such approval. Companies are still subject to other necessary legal approvals outside of the previously mandatory Israeli court approval.

These Relief Regulations will streamline required regulatory approvals for share repurchases, allowing Wix to expedite its ability to begin execution of share repurchase activity.

As previously announced, Wix is in the process of pursuing the necessary approvals required under Israeli law, now under the new Relief Regulations, for $225 million in additional share repurchases, as authorized by the Board of Directors.

About Wix.com Ltd.

Wix is the leading SaaS website builder platform to create, manage, and grow a global, digital presence1. What began as a website builder in 2006 is now a complete platform providing self-creators, agencies, and enterprises, with distinguished performance, security, and a reliable infrastructure. With a focus on continuous innovation, a wide range of commerce and business solutions, advanced SEO, marketing tools, and industry-leading AI technologies, Wix users have full ownership of their brand and unmatched creative freedom. Complimenting the Wix platform for self-creators, Wix Studio is an advanced creation and management platform for agencies and freelancers.

For more about Wix, please visit our Press Room at https://www.wix.com/press-room/home.

Investor Relations: ir@wix.com

Media Relations Contact: PR@wix.com

[1]	Based on number of active live sites as reported by competitors' figures, independent third-party-data and internal data as of Q3 2023.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectations relating to the repurchase of Company securities pursuant to our repurchase program and the effect of the Relief Regulation; our expectation that we will be able to attract and retain registered users and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macroeconomic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners; our expectations related to our ability to develop relevant and required products using Artificial Intelligence (“AI”), the regulatory environment impacting AI-related activities including privacy and intellectual property aspects, and potential competition from third-party AI tools which may impact our business; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during the current turbulent macro-economic environment; our expectation regarding the successful impact of our previously announced Cost-Efficiency Plan and other cost saving measures we may take in the future; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and that our recent downsizing of our Customer Care team will not affect our ability to continue attracting registered users and increase user retention, user engagement and sales; our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectation that we will effectively manage our infrastructure; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve and maintain profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of the Israel-Hamas war and/or the Ukraine-Russia war and any escalations thereof; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners large enterprise-level users and to grow our activities with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 30, 2023. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.